UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Metal Storm Inc. Conducts Successful MAUL Demonstration
ARLINGTON, VIRGINIA — 8 Feb, 2008 — Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX) is pleased to announce that Metal Storm Inc. has conducted a successful demonstration of the Metal Storm 18mm Multi-Shot Accessory Under-barrel Launcher (MAUL) weapon system at a US test range.
The outstanding results of the demonstration, which was conducted in front of potential customers, is a further necessary step in the progress being made to develop a family of weapons with strong military interest.
The MAUL is designed to fit to existing assault rifles as a semi-automatic accessory weapon, enhancing firepower and capability without the need to carry a separate gun.
This demonstration of capability was the last of a series of tests spanning 12 months that were conducted for design verification of the weapon on a test bench. The system will be transferred to the U.S. Military for further testing at a Government test range.
Metal Storm Inc. General Manager Peter D. Faulkner said the 18mm gun was an important part of Metal Storm’s product family.
“Not only does it demonstrate the scalability of our technology to higher muzzle velocities and smaller calibres, but it directly addresses the needs of the warfighter with a versatile accessory shotgun that is smaller, lighter and more reliable than current offerings that use mechanical firing systems,” Mr Faulkner said.
“Now that we have completed this phase of the project, our product development team is focused on the final weapon design which we expect to be completed later this year.”
Metal Storm Ltd Chief Executive Officer Dr Lee Finniear said the MAUL project had taken advantage of the breakthroughs achieved during the development of the company’s 40mm three-shot grenade launcher (3GL).
“The MAUL is a perfect example of a derivative product that has been configured to meet a specific military requirement; but is also rapidly gaining interest in the broader marketplace.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: February 12, 2008	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary